UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Polypore International, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

73179V103
(CUSIP Number)

June 26, 2013
(Date of event which requires filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule1 3G is filed:

[_] Rule 13d-1(b)
[x] Rule 13d-1(c)
[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.  73179V103	Page 2 of 9 Pages


1.  Names of Reporting Persons:

     Longview Asset Management, LLC (36-4245844)

2.  Check the Appropriate Box if a Member of a Group
    (a) [_]
    (b) [x]

3.  SEC Use Only

4.  Citizenship or Place of Organization:  Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5.  Sole Voting Power:  0

6.  Shared Voting Power:  0**

7.  Sole Dispositive Power:  0

8.  Shared Dispositive Power:  0**

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:  0**

10.  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares (see instructions)   [_]

11.  Percent of Class Represented by Amount in Row (9):  0%**

12.  Type of Reporting Person (see instructions):  OO


**See Item 4

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CUSIP No.  73179V103	Page 3 of 9 Pages


1.  Names of Reporting Persons.

     H. Debra Levin, not individually but solely as Trustee of the Edward Memorial Trust

2.  Check the Appropriate Box if a Member of a Group
     (a) [_]
     (b) [x]

3.  SEC Use Only

4.  Citizenship or Place of Organization:  United States

Number of Shares Beneficially Owned by Each Reporting Person With:

5.  Sole Voting Power:  0

6.  Shared Voting Power:  0**

7.  Sole Dispositive Power:  0

8.  Shared Dispositive Power:  0**

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:  0**

10.  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares (see instructions)   [_]

11.  Percent of Class Represented by Amount in Row (9):  0%**

12.  Type of Reporting Person (see instructions):  IN


**See Item 4

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CUSIP No.  73179V103	Page 4 of 9 Pages


Item 1(a).  NAME OF ISSUER:

Polypore International, Inc., a Delaware corporation (the "Company")

Item 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

11430 North Community House Road, Suite 350
Charlotte, North Carolina  28277

Item 2(a).  NAME OF PERSON FILING:

The persons filing this statement are Longview Asset Management, LLC ("Longview") and H. Debra Levin ("Ms. Levin") not individually but solely as Trustee of the Edward Memorial Trust (the "Edward Memorial Trust") (collectively, the "Reporting Persons").

Item 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of Longview is:

222 North LaSalle Street
Suite 2000
Chicago, Illinois  60601

The address of the business office of Ms. Levin is:

131 South Dearborn Street
Suite 2400
Chicago, Illinois  60603

Item 2(c).  CITIZENSHIP:

Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d).  TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 per share (the "Common Stock")


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CUSIP No.  73179V103				Page 5 of 9 Pages

Item 2(e).  CUSIP Number:  73179V103

Item 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b)
OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a) [_] Broker or dealer registered under Section 15 of the Act,

(b) [_] Bank as defined in Section 3(a)(6) of the Act,

(c) [_] Insurance company as defined in Section 3(a)(19) of the Act,

(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940,

(e) [_] Investment Adviser in accordance Rule 13d-1(b)(1)(ii)(E),

(f) [_] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),

(g) [_] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

(h) [_] Savings Association as defined in Section 3(b) of the
        Federal Deposit Insurance Act,

(i) [_] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j) [_] Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.  OWNERSHIP.

The information as of the filing date required by Item 4 is set forth in Rows 5-11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The Reporting Persons may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act")), in the aggregate, 0 shares of Common Stock ("Shares"). The information set forth in the cover pages hereto is hereby incorporated by reference in its entirety herein by reference thereto.


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CUSIP No.  73179V103					Page 6 of 9 Pages

Longview's principal business is managing investment portfolios for its clients (collectively, the "Longview Clients"). Longview has sole voting and dispositive power over the Shares held in Longview Clients' securities accounts and, accordingly, is deemed to be a beneficial owner for purposes of Rule 13d-3 under the Act. Under the terms of the Amended and Restated Limited Liability Company Agreement of Longview, dated July 1, 2003, Edward Memorial Trust, as Managing Member of Longview, reserves the power to manage and control the business and affairs of Longview. Each of Ms. Levin, not individually but as Trustee of the Edward Memorial Trust, the Edward Memorial Trust and Longview disclaims beneficial ownership of the Shares, except to the extent of a pecuniary interest therein.

Item 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [x]

Item 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10. CERTIFICATION.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No.  73179V103					Page 7 of 9 Pages


Exhibits:

Exhibit 1: Joint Filing Agreement, dated as of July 10, 2013, by and between Longview Asset Management, LLC, and H. Debra Levin, not individually but as Trustee of the Edward Memorial Trust.


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CUSIP No.  73179V103				        Page 8 of 9 Pages


SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

DATED:  July 10, 2013


LONGVIEW ASSET MANAGEMENT, LLC

By:  _/s/ Aaron Rappaport________________________
       Aaron Rappaport, Chief Compliance Officer

EDWARD MEMORIAL TRUST

By:  _/s/ H. Debra Levin_________________________
       H. Debra Levin, Trustee

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CUSIP No.  73179V103				        Page 9 of 9 Pages


EXHIBIT 1

JOINT FILING AGREEMENT


This will confirm the agreement by and among the undersigned that the
Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par value $0.01 per share, of Polypore International, Inc. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

DATED:  July 10, 2013


LONGVIEW ASSET MANAGEMENT, LLC

By:  _/s/ Aaron Rappaport_________________________
        Aaron Rappaport, Chief Compliance Officer

EDWARD MEMORIAL TRUST

By:  _/s/ H. Debra Levin__________________________
        H. Debra Levin, Trustee